22004382

APR 15 2022

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-48011

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RenCap Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

780 Third Ave, 20th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carlos Valdes	212-824-1091	cvaldes@rencap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Carlos Valdes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RenCap Securities, Inc, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Florida
County of Miami-Dade
Sworn to (or affirmed) and subscribed before me by means of online notarization, this 04/14/2022 by Carlos Valdes.

Signature: Carlos Valdes

Title:
Director Financial Operations

Notary Public

Gabriel E. Gonzalez

GABRIEL E. GONZALEZ
Notary Public - State of Florida
Commission # HH 61171
Expires on November 8, 2024

Type of Identification Produced: New Jersey DL

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2021

Contents

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of RenCap Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt About the Company's ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We have served as the Company's auditor since 2015.

Deerfield, IL
April 14, 2022

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2021

Assets		
Cash		$ 5,908,253
Deposit from clearing broker		1,000,000
Receivables from clearing broker		80,309
Prepaid income tax		44,402
Right-of-use assets		263,175
Equipment and leasehold improvements, net		135,463
Due from affiliates		629,935
Deferred tax asset, net		174,895
Other assets		184,576
Total assets		$ 8,421,008
Liabilities and stockholder's equity		
Liabilities:		
Accrued compensation	$	991,982
Lease liability		253,697
Accounts payable and accrued expenses		113,824
Total liabilities		$ 1,359,503
Commitments and Contingencies		
Stockholder's equity:		
Common stock, $0.001 par value; 1,000 shares authorized, issued, and outstanding		1
Additional paid-in capital		4,749,999
Retained earnings		2,311,505
Total stockholder's equity		7,061,505
Total liabilities and stockholder's equity		$ 8,421,008

The accompanying notes are an integral part of this financial statement.

RenCap Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2021

1. Organization

RenCap Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corp ("SIPC"). The Company is a wholly-owned subsidiary of Renaissance Capital Services Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda.

The Company is engaged in the providing execution services in Equities and Fixed Income products to its customer base comprised of USA based Institutional Investors that invest in emerging frontier markets across Europe, Middle East, Africa and North America. In exchange for these services, the Company earns a net share of commission and brokerage income.

The Company has entered into agency and services agreements with affiliated companies under common ownership. The agreements in place govern the relationship between RenCap Securities, Inc. and its affiliated companies, and defines the parameters by which the Company operates with their affiliates. The SEC regulates the solicitation and sale of any security to all US based buyers. These activities must be undertaken through RenCap Securities, Inc.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (Continued)

Cash Concentration

The Company maintains cash balances at a financial institution of $5,908,253 which is insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC"), for up to $250,000. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Equipment

Furniture, equipment, and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease.

Income Taxes

The Company accounts for taxes in accordance with ASC 740, Income Taxes. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. ASC 740-10, Accounting for Uncertainty in Income Taxes, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties and requires additional tax disclosures on tax reserves.

At December 31, 2021, the Company recorded a deferred tax asset of $174,894 (net of deferred tax liability of $94,177) which primarily relate to depreciation and net operating loss carryforwards ("NOLs").

2. Summary of Significant Accounting Policies (Continued)

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date these financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements with the exception of the following. On February 24, 2022 the firm entered into a loan agreement with Renaissance Financial Holdings Limited of $1,000,000 and $2,000,000 with a May 28, 2022 and May 24, 2022 maturity date respectively at a rate of 2.5% per annum. The Company received repayment of $1,500,000 of that loan plus interest on March 21, 2022.

3. Net Capital and Other Regulatory Requirements

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule, of the Securities and Exchange Commission ("SEC"). This rule requires the maintenance of minimum net capital of $250,000.

The company complies with the alternative net capital requirement allowed in Appendix E of Rule 15c3-1. At December 31, 2019, the company had net capital of $5,892,234 which was $5,642,234 excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

4. Receivables from Clearing Broker

The Company introduces and clears certain customer trades on a fully disclosed basis through its clearing broker, RBC Capital Markets, ("RBC"). At December 31, 2021, the total amount due from RBC was $1,080,309 of which $1,000,000 consists of a clearing deposit and $80,309 consists of commissions receivable.

5. Equipment and leasehold improvements

Equipment and leasehold improvements at December 31, 2021 consist of the following:

Equipment	$ 383,980
Leasehold improvements	4,695,575
Furniture and fixtures	458,969
Total property and equipment	5,538,524
Less accumulated depreciation and amortization	5,403,061
Total property and equipment less accumulated depreciation and amortization	$ 135,463

6. Income Taxes

At December 31, 2021, the Company recorded a deferred tax asset of $174,894 (net of deferred tax liability of $94,177) which primarily relates to depreciation and net operating loss carryforwards ("NOLs").

At December 31, 2021, the Company did not record a valuation allowance for its deferred tax assets as it is more likely than not that the deferred tax asset will be fully realized. The Company analyzed its tax positions with respect to applicable income taxes for open tax years in each respective jurisdiction with a tax analysis as of December 31, 2021 and determined that there was no requirement to accrue any liabilities, pursuant to ASC 740-10. Accordingly, the Company did not accrue any interest or penalties for the year ended December 31, 2021.

7. Related Party Transactions

Included in Due from affiliates on the statement of financial condition are commission revenues due to the Company from its affiliates based on commission sharing agreements of $5,926. Also included in the Due from affiliates are reimbursements due from the Company's affiliates for costs the Company incurred totaling $255,315. In addition, the balance includes transfer pricing receivable of $368,694.

8. Lease Commitments, Contingent Liabilities, and Concentration of Credit Risk

Lease

Maturity of our lease liabilities as of December 31, 2021 for our operating lease is as follows:

	Amount
Year 2022	304,650
Total lease payments	304,650
Less interest	(50,956)
Present value of lease liabilities	$ 253,694

	December 31, 2021
Remaining lease term	9 months

Off Balance Sheet Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2021, are settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2021. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

8. Lease Commitments, Contingent Liabilities, and Concentration of Credit Risk (Continued)

Litigation

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2021, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.

Indemnifications

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated and affiliated clearing organizations that maintain custody of customers' securities. Through indemnification provisions in agreements with clearing organization, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies..

9. Incentive Compensation Plans

Certain employees of the Company participate in various long-term incentive compensation plans (the "Plans"). The Plans primarily consist of deferred compensation which is subject to certain vesting provisions. These awards are accrued and expensed for over the vesting period. Incentive compensation accrued at December 31, 2021 totaled $991,982 and is included in the Statement of Financial Condition.

10. Going Concern

Due to the economic fallout of the Russian invasion of Ukraine, the Company's business has been impacted. This raises substantial concern about the ability of the Company to continue as a going concern for the next twelve months from the date that the financial statements are issued. At this time Management is exploring options to mitigate these circumstances in order to continue as a going concern by relying on sales, sales trading and distribution of our non-Russian products out of the Middle East, Northern Africa, Sub-Saharan Africa and Eastern Europe in addition to capital infusion. As we rely on a transfer pricing methodology, we believe the US cost base to decrease in 2022 to better align with the reduced product offering.